Exhibit 99.1

Compugen Reports Fourth Quarter and Full Year 2025 Results

•	Strengthened financial position through a non-dilutive transaction with AstraZeneca, monetizing a small portion of rilvegostomig royalties and extending expected cash runway into 2029

•	Enhanced leadership team with Dr. Eran Ophir appointed President and CEO and Dr. Anat Cohen-Dayag transitioned to Executive Chair

•	Advanced clinical execution, including initiation of trials for wholly owned COM701 (MAIA-ovarian) and Gilead partnered GS-0321 and expansion of the Company’s global clinical trial footprint

•	Presented clinical updates for COM701 and GS-0321 at ESMO and SITC 2025, respectively

•	On track to have MAIA-ovarian interim analysis in Q1 2027

•
Partner AstraZeneca reported promising Phase 2 rilvegostomig data at ESMO 2025, with 10 ongoing Phase 3 clinical trials, and anticipates further Phase 1/2 clinical trial data with rilvegostomig in 2026

HOLON, ISRAEL, March 2, 2026 - Compugen Ltd. (Nasdaq: CGEN) (TASE: CGEN) a clinical-stage cancer immunotherapy company and a pioneer in computational target discovery powered by AI/ML, today reported financial results for the fourth quarter and full year 2025 and provided a corporate update.

“We delivered important progress in 2025, highlighted by the extension of our cash runway into 2029 through a non-dilutive monetization agreement with AstraZeneca for rilvegostomig,” said Eran Ophir, Ph.D., President and CEO of Compugen. “This strategic transaction strengthens our cash position while preserving the potential for significant long-term value of a multi-billion-dollar asset being advanced by AstraZeneca across 10 Phase 3 clinical trials in lung, gastrointestinal and endometrial cancers with further clinical data anticipated from Phase 1/2 clinical trials in 2026.”

Dr. Ophir continued, “Across our pipeline, we continue to execute with discipline. In 2025, we initiated dosing in new clinical trials of COM701 MAIA-ovarian and of GS-0321 Phase 1 and expanded our clinical footprint across the U.S., Israel and France in the MAIA-ovarian clinical trial. At ESMO 2025, we presented pooled COM701 data from 3 platinum resistant ovarian cancer trials that we believe support the rationale for our MAIA-ovarian trial, evaluating COM701 as maintenance therapy in platinum sensitive ovarian cancer in a setting of significant unmet medical need with no current standard of care. We are on track to have interim analysis in Q1 2027. In parallel, we are advancing our Phase 1 trial of GS-0321, an anti-IL18BP antibody licensed to Gilead which utilizes a differentiated cytokine-based approach. Additionally, we continue to invest in multiple early-stage discovery programs, advancing potential breakthrough drug candidates against undisclosed drug targets.”

Dr. Ophir concluded, “We enter 2026 uniquely positioned with a strengthened balance sheet, a validated computational AI/ML discovery engine, a clinical pipeline built on differentiated innovative biology, enhanced leadership and two validating partnerships with AstraZeneca and Gilead representing up to $1 billion in potential milestone payments in addition to future royalties. I am incredibly proud of what our team has delivered and excited for what lies ahead.”

Fourth Quarter and Full Year 2025 Financial Highlights
Cash: As of December 31, 2025, Compugen had approximately $145.6 million in cash, cash equivalents, short-term bank deposits and investment in marketable securities. The cash balance at the end of 2025 includes the receipt of the upfront payment of $65 million from AstraZeneca for the monetization of a small portion of rilvegostomig royalties.

Key Highlights from Royalty Monetization Deal with AstraZeneca:

•	$65 million upfront payment and $25 million added to the next potential milestone payment upon BLA acceptance, for a small portion of Compugen’s existing royalty interest in rilvegostomig
•
Compugen retains the majority of its future royalties and remains eligible for tiered royalties of up to mid-single digits on future sales and potential future regulatory and commercial milestones of up to $195 million (amount includes the $25 million stated above)

Compugen currently expects that its current cash balances will be sufficient to fund its operating plans into 2029. The Company has no debt.

Revenues: Compugen reported approximately $67.3 million in revenues for the fourth quarter of 2025 and approximately $72.8 million in revenues for the year ended December 31, 2025, compared to approximately $1.5 million in revenues for the fourth quarter of 2024 and approximately $27.9 million in revenues for the year ended December 31, 2024. The revenues for 2025 include the upfront payment of $65 million from AstraZeneca and the portion of the upfront payment and the IND milestone payment from the license agreement with Gilead, while the revenues for 2024 reflect the portion of the upfront payment and the IND milestone payment from the license agreement with Gilead and the $5 million clinical milestone payment from AstraZeneca.

Cost of Revenues for the fourth quarter and year ended December 31, 2025, were approximately $3.5 million and $9.3 million, respectively, compared with approximately $0.7 million and $7.9 million for the respective comparable periods in 2024. Cost of revenues for 2025 represents the cost of Phase 1 activities related to the license agreement with Gilead and royalties to the Israeli Innovation Authority (IIA) in connection with Compugen’s revenues from AstraZeneca, while cost of revenues for 2024 represents the cost of IND and Phase 1 activities related to the license agreement with Gilead and royalties to the IIA in connection with Compugen’s revenues from AstraZeneca, offset by royalty reversal in 2024 due to exemption received from the Israeli Innovation Authority from the requirement to pay royalties on income derived from potential sales associated with products related to IL-18BP.

R&D expenses for the fourth quarter and year ended December 31, 2025, decreased to approximately $5.5 million and $22.8 million, respectively, compared with approximately $5.9 million and $24.8 million for the comparable periods in 2024, respectively. The decrease in 2025 was mainly due to lower clinical expenses resulting from winding down prior clinical trials, partially offset by an increase in clinical expenses related to MAIA-ovarian trial initiated in 2025.

G&A expenses for the fourth quarter ended December 31, 2025, were approximately $2.1 million compared with approximately $2.2 million for the comparable period in 2024, and the G&A expenses for the year ended December 31, 2025, were approximately $8.9 million compared with approximately $9.4 million for the comparable period in 2024.

Net Income / Loss: During the fourth quarter of 2025, Compugen reported a net profit of approximately $56.8 million, or approximately 60 cents per basic and diluted share, compared to a net loss of approximately $6.1 million, or approximately 7 cents per basic and diluted share in the comparable period of 2024. Net profit for the year ended December 31, 2025, was approximately $35.3 million, or approximately 38 cents per basic and diluted share, compared with a net loss of approximately $14.2 million, or approximately 16 cents per basic and diluted share in the comparable period in 2024.

Full financial tables are included below.

Conference Call and Webcast Information
The Company will hold a conference call today, March 2, 2026, at 8:30 AM ET to review its fourth quarter and full year 2025 results. To access the conference call by telephone, please dial 1-866-744-5399 from the United States, or +972-3-918-0644 internationally. The call will also be available via live webcast through Compugen's website, located at the following link. Following the live audio webcast, a replay will be available on the Company's website.

About Compugen
Compugen is a clinical-stage therapeutic discovery and development company utilizing its broadly applicable AI/ML powered computational discovery platform (Unigen™) to identify novel drug targets and biological pathways for developing cancer immunotherapies. Compugen has two differentiated Fc-reduced programs targeting TIGIT: COM902, a fully owned Fc-reduced high affinity anti-TIGIT antibody in Phase 1 development and rilvegostomig, an Fc-reduced PD-1/TIGIT bispecific antibody in Phase 3 development by AstraZeneca through a license agreement for the development of bispecific and multispecific antibodies. The TIGIT component of rilvegostomig is derived from COM902. In Phase 1 development Compugen has COM701, a potential first-in-class anti-PVRIG Fc-reduced antibody and GS-0321 (previously COM503), a potential first-in-class, high affinity anti-IL-18 binding protein antibody, licensed to Gilead. In addition, the Company’s therapeutic pipeline of early-stage immuno-oncology programs consists of research programs aiming to address new mechanisms to activate the immune system against cancer. Compugen’s shares are listed on Nasdaq and the Tel Aviv Stock Exchange under the ticker symbol CGEN.

Forward-Looking Statement
This press release contains “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations, and assumptions of Compugen. Forward-looking statements can be identified using terminology such as “will,” “may,” “expects,” “anticipates,” “believes,” “potential,” “plan,” “goal,” “estimate,” “likely,” “should,” “confident,” and “intends,” and similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements include, but are not limited to, statements regarding the milestones and expectations under the agreement; statements regarding interim analysis timing; and statements to the effect that our cash and cash-related balances are expected to fund our operating plans into 2029. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance, or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Among these risks: clinical development involves a lengthy and expensive process, with an uncertain outcome and we may encounter substantial delays or even an inability to begin clinical trials for any specific product or may not be able to conduct or complete our trials on the timelines we expect; the clinical trials of any product candidates that Compugen, or any current or future collaborators, may develop may fail to satisfactorily demonstrate safety and efficacy to the FDA, and Compugen, or any collaborators, may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of these product candidates; Compugen’s business model is substantially dependent on entering into collaboration agreements with third parties and Compugen may not be successful in generating adequate revenues or commercializing aspects of its business model; Compugen’s approach to the discovery of therapeutic products is based on its proprietary computational target discovery infrastructure, which is unproven clinically; general market, political and economic conditions in the countries in which Compugen operates, including Israel; the effect of the evolving nature of the recent war in Israel; and Compugen does not know whether it will be able to discover and develop additional potential product candidates or products of commercial value. These risks and other risks are more fully discussed in the “Risk Factors” section of Compugen’s most recent Annual Report on Form 20-F as filed with the Securities and Exchange Commission (SEC) as well as other documents that may be subsequently filed by Compugen from time to time with the SEC. In addition, any forward-looking statements represent Compugen’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Compugen does not assume any obligation to update any forward-looking statements unless required by law.

Company Contact:
Investor relations
Email: ir@cgen.com
Tel: +1 (628) 241-0071

COMPUGEN LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except for share and per share amounts)

	Three Months Ended		Year Ended,
	December 31,		December 31,
	2025	2024	2025	2024
	Unaudited	Unaudited

Revenues	67,332	1,471	72,764	27,864
Cost of revenues	3,536	675	9,251	7,930
Gross profit	63,796	796	63,513	19,934

Operating expenses
Research and development expenses	5,543	5,911	22,757	24,810
Marketing and business development expenses	120	167	539	576
General and administrative expenses	2,090	2,201	8,891	9,439
Total operating expenses	7,753	8,279	32,187	34,825

Operating profit (loss)	56,043	(7,483)	31,326	(14,891)
Financial and other income, net	802	1,370	4,071	5,182
Profit (loss) before taxes on income	56,845	(6,113)	35,397	(9,709)
Tax expense (income)	-	4	54	4,522
Net profit (loss)	56,845	(6,117)	35,343	(14,231)

Basic and diluted net profit (loss) per ordinary share	0.60	(0.07)	0.38	(0.16)
Weighted average number of ordinary shares used in computing basic net profit (loss) per share	94,304,508	89,538,891	93,425,341	89,528,031
Weighted average number of ordinary shares used in computing diluted net profit (loss) per share	94,712,039	89,538,891	93,815,083	89,528,031

COMPUGEN LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS DATA
(U.S. dollars, in thousands)

	December 31,	December 31,
	2025	2024

ASSETS

Current assets
Cash and cash equivalents	90,597	18,229
Short-term bank deposits	45,759	61,397
Investment in marketable securities	9,284	23,629
Other accounts receivable and prepaid expenses	2,382	2,742
Total current assets	148,022	105,997

Non-current assets
Restricted long-term bank deposit	410	343
Long-term prepaid expenses	1,293	1,888
Severance pay fund	3,643	3,072
Operating lease right to use asset	2,521	2,843
Property and equipment, net	681	852
Total non-current assets	8,548	8,998

Total assets	156,570	114,995

LIABILITIES AND SHAREHOLDERS EQUITY

Current liabilities
Trade payables	2,353	1,838
Short-term deferred revenues	10,970	9,632
Current maturity of operating lease liability	521	448
Accrued expenses	5,676	5,168
Employees and related accruals	3,050	3,074
Total current liabilities	22,570	20,160

Non-current liabilities
Long-term deferred revenues	24,943	34,045
Long-term operating lease liability	2,439	2,464
Accrued severance pay	3,887	3,412
Total non-current liabilities	31,269	39,921

Total shareholders' equity	102,731	54,914

Total liabilities and shareholders' equity	156,570	114,995